SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of NOVEMBER, 2003

FINDEXA II AS

(Translation of registrant’s name into English)

Olaf Helsets vei 5
0694 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

(in NOK thousands)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2002	2003	2002	2003

Operating revenue	3	597,278	555,150	1,599,787	1,618,931
Gain on disposal of fixed assets and operations		54	—	269	51
Total revenue		597,332	555,150	1,600,056	1,618,982
Cost of materials and printing	4	55,221	39,309	169,605	135,226
Salaries and personnel costs	5	145,696	160,862	453,272	449,406
Other operating expenses	6	178,574	126,813	631,064	401,309
Loss on disposal of fixed assets and operations		3,145	52	3,145	53
Depreciation and amortization		159,674	132,767	477,243	402,420
Impairment of goodwill and other intangibles		—	202,484	—	202,484
Total operating expenses		542,310	662,287	1,734,329	1,590,898
Operating profit (loss)		55,022	(107,137)	(134,273)	28,084
Income from associated companies		1,364	1,530	3,458	4,857
Financial income		20,869	24,400	135,823	75,546
Financial expenses		(143,608)	(150,975)	(454,343)	(617,403)
Net financial items	7	(122,739)	(126,575)	(318,520)	(541,857)
Income (loss) from continuing operations, before taxes		(66,353)	(232,182)	(449,335)	(508,916)
Taxes	8	15,126	65,255	102,224	105,853
Income (loss) from continuing operations, after taxes		(51,227)	(166,927)	(347,111)	(403,063)
Gain from liquidation of operations		—	62,182	—	62,182
Minority interest		(1,696)	147	146	147
Net income (loss)		(52,923)	(104,598)	(346,965)	(340,734)

The accompanying unaudited notes are an integral part of the financial statements.

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in NOK thousands)

	Notes	December 31, 2002	September 30, 2003
ASSETS
Intangible assets		5,157,542	4,594,235
Tangible assets		51,081	55,262
Financial assets		44,403	49,142
Total fixed assets		5,253,026	4,698,639
Inventories and work in progress		35,387	28,870
Current receivables	9	437,390	569,941
Cash and cash equivalents		448,858	516,555
Total current assets		921,635	1,115,366
Total assets		6,174,661	5,814,005

EQUITY AND LIABILITIES
Equity
Shareholder’s equity		31,621	(334,185)
Total equity		31,621	(334,185)
Liabilities
Provisions		522,149	401,237
Long-term interest-bearing liabilities	10	4,778,085	4,731,797
Total long-term liabilities		5,300,234	5,133,034
Short-term interest-bearing liabilities	10	168,293	238,884
Short-term non-interest-bearing liabilities	11	674,513	776,272
Total short-term liabilities		842,806	1,015,156
Total equity and liabilities		6,174,661	5,814,005

The accompanying unaudited notes are an integral part of the financial statements.

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in NOK thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
Cash flows from operating activities
Income (loss) from continuing operations	(66,353)	(232,280)	(449,335)	(508,916)
Taxes paid	(17,517)	(7,801)	(24,916)	(7,801)
Gain from sale of fixed assets and operations	3,091	—	2,876	(51)
Income from associated companies	(1,364)	(1,530)	(3,458)	(4,857)
Depreciation, amortization and impairments of fixed assets and goodwill	159,674	335,303	477,243	604,955
Bad debt expense	19,614	(16,051)	43,076	11,255
Amortization of debt issuance costs	4,392	3,613	12,432	10,897
Changes in accounts receivables and prepayment from customers	50,379	53,481	(41,308)	49,355
Changes in accounts payable, prepaid expenses and inventory	2,494	41,687	191,211	(37,946)
Changes in other accruals	47,840	71,851	51,583	270,596
Net cash flows from (used in) operating activities	202,250	248,273	259,404	387,487
Cash flows from investing activities
Proceeds from sale of tangible and intangible assets	136	—	7,855	—
Cash sold in sale of subsidiaries	(3,108)	—	(3,108)	—
Purchase of tangible and intangible assets	(4,294)	(7,412)	(13,641)	(22,460)
Net cash disposed of on liquidation of operations	—	(1,516)	—	(1,516)
Net cash paid on acquisitions of subsidiaries and joint ventures	(6,635)	(47,455)	(88,047)	(47,455)
Net cash flows from investing activities	(13,901)	(56,383)	(96,941)	(71,431)
Cash flows from financings activities
Proceeds of loan from related party	5,364	—	21,734	—
Payment of interest-bearing liabilities	(50,000)	(94,955)	(75,000)	(252,165)
Net cash flows from (used in) financing activities	(44,636)	(94,955)	(53,266)	(252,165)
Effect on cash and cash equivalents of changes in foreign exchange rates	(322)	(1,213)	(2,532)	3,806
Net change in cash and cash equivalents	143,391	95,722	106,665	67,697
Cash and cash equivalents at beginning of period	299,766	420,833	336,492	448,858
Cash and cash equivalents at end of period	443,157	516,555	443,157	516,555

The accompanying unaudited notes are an integral part of these financial statements.

FINDEXA II AS

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(in NOK thousands, except share amounts)

	Number of Shares (1)	Nominal Amount per Share	Share Capital	Additional Paid- in Capital	Retained Earnings	Minority Interest	Cumulative Translation Adjustment	Total
	(in NOK thousands, except share amounts)

Balance, December 31, 2002	10,582,000	1	10,582	1,037,775	(1,050,478)		33,742	31,621
Net loss					(340,881)			(340,881)
Minority interest						290		290
Minority interest loss						(147)		(147)
Translation adjustments for the year							(25,068)	(25,068)
Balance, September 30, 2003	10,582,000	1	10,582	1,037,775	(1,391,359)	143	8,674	(334,185)

(1)          Only one class of shares. All shares have equal voting and dividend rights. There are no additional shares authorized for issuance.

The accompanying notes are an integral part of these financial statements.

FINDEXA II AS

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

General

The interim unaudited condensed consolidated balance sheets of Findexa II AS and its subsidiaries (Findexa or the Group) as of September 30, 2003 and the consolidated statements of profit and loss, cash flows and shareholder’s equity for each of the three months and the nine months ended September 30, 2002 and 2003 are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Findexa’s audited consolidated financial statements as of December 31, 2000, 2001 and 2002, and reflect all adjustments considered necessary, consisting only of normal recurring accruals necessary to a fair statement of Findexa’s consolidated financial position, results of operations and cash flows for such interim periods.

On November 16, 2001, an investment fund managed by Texas Pacific Group acquired 100% of the voting equity interests of Findexa Holding AS (formerly known as Telenor Media Holding AS) and its subsidiaries from Telenor through a newly formed holding company, Findexa I AS, an indirect, wholly-owned subsidiary of Findexa II AS (the “Acquisition”).

The interim consolidated condensed financial statements are prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). For the purposes of these interim consolidated financial statements certain information and disclosures normally included in financial statements prepared in accordance with Norwegian GAAP have been condensed or omitted. These unaudited interim statements should be read together with the audited financial statements and notes thereto as of and for the year ended December 31, 2002.

The results of operations for these interim periods may not be indicative of the results for the entire year.

The preparation of financial statements in accordance with Norwegian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the reporting period. Actual results could differ from these estimates.

FINDEXA II AS

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  ACQUISITIONS AND DISPOSALS

In September 2003, the Group acquired 100% of the outstanding shares of 1880 Nummeropplysning AS, a Norwegian directory assistance company. The stated purchase price was NOK 52.9 million, resulting in a preliminary allocation of NOK 28.3 million to goodwill. Findexa is in the process of finalizing third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

In September 2003, Findexa acquired 50.1% of the outstanding shares, for NOK 5.1 million cash, of Index Publishing AS, which markets Norwegian companies abroad. NOK 4.8 million has been preliminary allocated to goodwill. Findexa is in the process of finalizing third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

2.  GEOGRAPHICAL DISTRIBUTION OF OPERATING REVENUE AND ASSETS

Geographical distribution of operating revenue based on company location:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(in NOK thousands)

Norway	486,669	470,398	1,332,086	1,378,371
Western Europe (1)	32,213	33,877	141,441	140,838
Central Europe (2)	39,305	28,383	50,586	40,070
Eastern Europe (3)	39,091	22,492	75,674	59,652
Total operating revenue	597,278	555,150	1,599,787	1,618,931

Assets by geographical location of the company:

	Fixed Assets		Total Assets
	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003
	(in NOK thousands)

Norway	5,132,900	4,587,824	5,811,645	5,469,628
Western Europe (1)	292,905	82,411	429,838	190,053
Central Europe (2)	50,581	46,375	100,987	96,186
Eastern Europe (3)	113,443	86,441	173,492	173,216
Intercompany eliminations	(336,803)	(104,412)	(341,301)	(115,078)
Total assets	5,253,026	4,698,639	6,174,661	5,814,005

(1)  Comprises Finland, France and Spain.

(2)  Comprises Poland, and the Czech Republic.

(3)  Comprises Russia, Estonia, Latvia, Lithuania and Ukraine.

3.  BUSINESS SEGMENTS

Findexa operates in two business segments: Directories—Norway (Norway), the Group’s directory services in Norway, and International Operations (International), the Group’s directory services outside Norway.

The business segments Findexa reported below are consistent with reporting to the group management and Board of Directors. The primary measures for assessing performance and allocating resources are revenue and operating profit.

Operating results

	Three Months Ended September 30, 2002
	Norway	International	Total
	(in NOK thousands)

Operating revenue	486,669	110,609	597,278
Gain on disposal of fixed assets and operations	—	54	54
Total revenue	486,669	110,663	597,332
Cost of materials and printing	35,699	19,522	55,221
Salaries and personnel costs	94,707	50,989	145,696
Other operating expenses	135,937	42,637	178,574
Loss on disposal of fixed assets and operations	—	3,145	3,145
Depreciation and amortization	137,150	22,524	159,674
Total operating expenses	403,493	138,817	542,310
Operating profit (loss)	83,176	(28,154)	55,022

Income from associated companies	1,364	—	1,364

	Nine Months Ended September 30, 2002
	Norway	International	Total
	(in NOK thousands)

Operating revenue	1,332,086	267,701	1,599,787
Gain on disposal of fixed assets and operations	—	269	269
Total revenue	1,332,086	267,970	1,600,056
Cost of materials and printing	111,289	58,316	169,605
Salaries and personnel costs	304,549	148,723	453,272
Other operating expenses	489,445	141,619	631,064
Loss on disposal of fixed assets and operations	—	3,145	3,145
Depreciation and amortization	409,262	67,981	477,243
Total operating expenses	1,314,545	419,784	1,734,329
Operating profit (loss)	17,541	(151,814)	(134,273)

Income from associated companies	3,458	—	3,458

	Three Months Ended September 30, 2003
	Norway	International	Total
	(in NOK thousands)

Operating revenue	470,398	84,752	555,150
Gain on disposal of fixed assets and operations	—	—	—
Total revenue	470,398	84,752	555,150
Cost of materials and printing	26,813	12,496	39,309
Salaries and personnel costs	85,673	75,189	160,862
Other operating expenses	89,236	37,577	126,813
Loss on disposal of fixed assets and operations	40	12	52
Depreciation and amortization	119,994	12,773	132,767
Impairment of goodwill and other intangibles	—	202,484	202,484
Total operating expenses	321,756	340,531	662,287
Operating profit (loss)	148,642	(255,779)	(107,137)

	Nine Months Ended September 30, 2003
	Norway	International	Total
	(in NOK thousands)

Operating revenue	1,378,371	240,560	1,618,931
Gain on disposal of fixed assets and operations	—	51	51
Total revenue	1,378,371	240,611	1,618,982
Cost of materials and printing	95,232	39,994	135,226
Salaries and personnel costs	282,213	167,193	449,406
Other operating expenses	283,827	117,482	401,309
Loss on disposal of fixed assets and operations	40	13	53
Depreciation and amortization	360,350	42,070	402,420
Impairment of goodwill and other intangibles	—	202,484	202,484
Total operating expenses	1,021,662	569,236	1,590,898
Operating profit (loss)	356,709	(328,625)	28,084

	At December 31, 2002
	Norway	International	Intercompany	Total
	(in NOK thousands)

Fixed assets (excl. associated companies)	5,406,921	442,909	(622,737)	5,227,093
Current assets	660,750	285,110	(24,225)	921,635
Associated companies	25,933	—	—	25,933
Total assets	6,093,604	728,019	(646,962)	6,174,661
Long-term liabilities incl. provisions	5,250,961	672,010	(622,737)	5,300,234
Short-term liabilities	557,587	309,444	(24,225)	842,806
Total liabilities	5,808,548	981,454	(646,962)	6,143,040

Capital expenditures	16,827	11,314	—	28,141

	At September 30, 2003
	Norway	International	Intercompany	Total
	(in NOK thousands)

Fixed assets (excl. associated companies)	5,086,117	202,980	(621,248)	4,667,849
Current assets	922,382	278,520	(85,536)	1,115,366
Associated companies	30,790	—	—	30,790
Total assets	6,039,289	481,500	(706,784)	5,814,005
Long-term liabilities inc. provisions	5,116,853	637,429	(621,248)	5,133,034
Short-term liabilities	750,469	350,223	(85,536)	1,015,156
Total liabilities	5,867,322	987,652	(706,784)	6,148,190

4.  COST OF MATERIALS AND PRINTING

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(in NOK thousands)
Paper	20,259	17,820	68,902	56,268
Print and binding	28,532	17,486	84,747	62,975
Other costs of materials and printing	6,430	4,003	15,956	15,983
Total cost of materials and printing	55,221	39,309	169,605	135,226

5.  SALARIES AND PERSONNEL COSTS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(in NOK thousands)
Salaries, pension costs and holiday pay	117,893	125,318	366,403	347,477
Social security tax	20,843	33,208	68,721	76,641
Other personnel costs	6,960	2,336	18,148	25,288
Total salaries and personnel costs	145,696	160,862	453,272	449,406

6.  OTHER OPERATING EXPENSES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(in NOK thousands)
Cost of premises, vehicles, office equipment. etc.	27,292	17,476	80,132	64,343
Travel and travel allowances	9,758	7,425	26,075	21,814
Marketing and adverstising	17,557	13,911	56,925	58,423
Bad debt	19,614	12,579	43,076	39,884
Distribution	17,147	16,938	47,116	43,862
Consultancy fees and hired personnel	18,602	10,388	54,993	44,989
Invoicing and database services rendered from Telenor	7,562	6,687	23,572	22,423
Margin on work in progress (1)	15,909	—	179,558	—
Other	45,133	41,410	119,617	105,571
Total other operating costs	178,574	126,813	631,064	401,309

(1)                      In connection with the Acquisition and the purchase price allocation, we increased our directories in progress balance to reflect the anticipated profit margin on costs already incurred with respect to the directories in progress as of the Acquisition date. As a result, upon distribution of the directories after the Acquisition date, we recognized a correspondingly greater expense.

7.  FINANCIAL INCOME AND EXPENSES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(in NOK thousands)
Dividends	—	—	—	16,473
Interest income	7,318	5,570	25,076	23,220
Foreign currency gains	13,180	18,450	109,654	29,313
Other financial income	371	381	1,093	6,541
Total financial income	20,869	24,400	135,823	75,546
Interest expense	140,066	145,612	419,935	433,099
Foreign currency losses	3,037	3,146	30,974	180,255
Other financial expenses	505	2,217	3,434	4,050
Total financial expenses	143,608	150,975	454,343	617,403
Net financial items	(122,739)	(126,575)	(318,520)	(541,857)

Foreign currency losses are primarily attributable to the change in the exchange rate for the senior notes and the subordinated deferred interest notes that are denominated in Euro. The balance of each loan is converted into Norwegian kroner at each balance sheet date based on the exchange rate on that day with the difference recognized as a foreign currency gain or loss.

8.  TAXES

The Norwegian statutory tax rate is 28%. Findexa’s effective tax rate is, however, affected negatively by losses from associated companies and subsidiaries outside of Norway which may not be recognized as deferred tax assets, our French operations and amortization of goodwill (non-deductible). Therefore, the estimated effective tax rate for the year 2003 has been adjusted used to calculate our tax charge for the three months ended September 30, 2003. Findexa’s estimated effective tax rate is influenced by forecasted losses (including amortization of goodwill) from our subsidiaries and joint ventures abroad for the remainder of 2003 and incremental non-deductible goodwill amortization resulting from the acquisition by TPG. The actual tax rate may differ from the estimated rate.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(in NOK thousands)
Loss before taxes	66,353	232,182	449,335	508,916
Income tax benefit	15,126	65,255	102,224	105,853
Effective income tax rate	22.7%	28.1%	22.7%	20.8%

9.  CURRENT RECEIVABLES

Prepaid expenses are included in current receivables in the amount of NOK 136,499 thousand and NOK 147,079 thousand as of December 31, 2002 and September 30, 2003, respectively.

10.  INTEREST-BEARING LIABILITIES

	At December 31, 2002	At September 30, 2003
	(in NOK thousands)

Short-term interest-bearing liabilities	168,293	238,884
Loan from joint venture partner	5,045	—
Term loan A	1,500,000	1,205,926
Term loan B	575,000	548,513
Senior notes	1,055,962	1,182,649
Subordinated deferred interest notes	230,361	276,702
Subordinated shareholder loan	1,411,469	1,517,917
Other	248	90
Long-term interest-bearing liabilities	4,778,085	4,731,797
Total interest-bearing liabilities	4,946,378	4,970,681

11.  SHORT-TERM NON-INTEREST-BEARING LIABILITIES

Deferred revenues are included in short-term non-interesting-bearing liabilities in the amount of NOK 169.7 million as of December 31, 2002 and NOK 252.9 million as of September 30, 2003.

12.  DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

Interest Rate Derivatives

The Group has debt outstanding which has a stated interest rate at NOK-NIBOR plus a margin, which exposes the Group to interest rate risk.  The Group utilizes an interest rate swap and an interest rate cap to protect the interest rate to be used for determining the interest payments on the floating rate loans.  Realized gains and losses on the derivative instruments are recorded as an adjustment to interest expense.  As of September 30, 2003, the fair value of the interest rate swap and cap was NOK (25.0) million.

Foreign Currency Derivatives

The Group has debt outstanding denominated in Euro, which exposes the Company to foreign exchange rate risk.  The Group utilizes foreign currency forward agreements to protect the exchange rate to be used for interest payments due on the Euro-denominated senior notes. Realized gain and losses on the derivative instruments are recorded as an adjustment to interest expense.

13.  ADDITIONAL INFORMATION ABOUT LIQUIDATED OPERATIONS

In August 2003, the Board at Findexa Holding AS decided not to grant new loans to the subsidiaries in France.

In September 2003, the subsidiaries Annuaire Phone Edition Holding SA and its subsidiaries and Soleil Publicite SA were declared bankrupt as a result of the financial situation. The liquidation process was initiated as a result of local legislation.

As of September 30, 2003 the following balance sheet items related to the liquidated French operations were recognized as a net gain on liquidated operations.

Fixed assets	3,643
Current assets	49,936

Total assets	53,579

Long-term liabilities incl. Provisions	11,405
Short-term liabilities	104,356

Total liabilities	115,761

Net assets/ net gain on liquidation of operations	(62,182)

Operating revenue and net income from the liquidated French operations included in the consolidated profit and loss statement are as follows:

	Three months ended September 30, 2002	Three months ended September 30, 2003	Nine months ended September 30, 2002	Nine months ended September 30, 2003
	(in NOK thousands)
Operating revenue from liquidated operations	13,770	11,092	77,567	67,077
Net income from liquidated operations (1)	(16,620)	(195,897)	(45,696)	(222,419)

(1) Includes goodwill amortization and impairment.

14.  SUBSEQUENT EVENTS

In October 2003, Findexa disposed the French directory operation Annuaire Telephoniques de Bretagne SA (ATB) for NOK 1.6 million (€ 200 thousand). The disposal resulted in a gain of NOK 3.9 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with the audited consolidated historical financial statements and the notes explaining those financial statements for each of the three years ended December 31, 2002.

The information contained in the review set forth below includes forward-looking statements that involve risk and uncertainties.

This review is based on the unaudited historical financial statements for each of the three months and nine months ended September 30, 2002 and 2003.

Overview

General

We are the leading provider of classified advertising directories in Norway. We publish over 100 different directories in Norway. We distribute our classified advertising directories in Norway through various distribution media, including printed directories, Internet-based directories, Talking Yellow Pages, CD-ROM products and SMS. We also publish a wide variety of directories in nine other European countries.

Geographic segmentation of our business

We conduct our operations both in Norway and internationally, and we regard our operations in Norway, which we refer to as “Directories—Norway,” and our international operations as our two business segments for financial reporting purposes.

Under the terms of the exchange notes, our Restricted Subsidiaries (as defined in the indenture governing the exchange notes) comprise only our Norwegian subsidiaries and exclude our current international subsidiaries. This means that compliance with the covenants will be determined based solely on the results of operations and financial condition of our Directories—Norway segment and that only the assets of our Directories—Norway segment will support current payments under the exchange notes. In addition, the terms of the initial notes, the exchange notes, the subordinated deferred interest notes and the senior credit facilities limit our ability to invest additional funds in our international operations.

Since 1995, we have pursued a strategy of expanding our international operations through acquisitions of independent directory publishers and joint ventures and partnerships with incumbent operators. Our international operations have operated at a loss in the years 2000-2002, reflecting the lower market penetration rate, greater competition and lower degree of development of these operations compared to our operations in Norway. The Group anticipates completing the legal transfer of the International Operations from out of the Group in the second half of 2003. However, we anticipate that the operating results of International Operations will continue to have a negative impact on our consolidated financial results. For a geographical breakdown of key profit and loss items by segment during the period under review, see Note 2 of the notes to our unaudited consolidated financial statements.

Results of operations

The following tables summarize our results of operations for the quarter and nine months ended September 30, 2002 and 2003:

	Consolidated Group	Percent of Operating Revenue	Directories- Norway	% of Operating Revenue	International Operations	Percent of Operating Revenue
	NOK		NOK		NOK
	(in thousands, except for percentages)
Three Months Ended September 30, 2002
Operating revenue	597,278	100.0%	486,669	100.0%	110,609	100.0%
Cost of materials and printing	55,221	9.2%	35,699	7.3%	19,522	17.6%
Salaries and personnel costs	145,696	24.4%	94,707	19.5%	50,989	46.1%
Other operating expenses	178,574	29.9%	135,937	27.9%	42,637	38.5%
Loss on sales of fixed assets and operations	3,145	0.5%	—	0.0%	3,145	2.8%
Depreciation and amortization	159,674	26.7%	137,150	28.2%	22,524	20.4%
Total operating expenses	542,310	90.8%	403,493	82.9%	138,817	125.5%
Operating profit (loss) (1)	55,022	9.2%	83,176	17.1%	(28,154)	-25.5%
EBITDA (2)	214,696	35.9%	220,326	45.3%	(5,630)	-5.1%

Nine Months Ended September 30, 2002
Operating revenue	1,599,787	100.0%	1,332,086	100.0%	267,701	100.0%
Cost of materials and printing	169,605	10.6%	111,289	8.4%	58,316	21.8%
Salaries and personnel costs	453,272	28.3%	304,549	22.9%	148,723	55.6%
Other operating expenses	631,064	39.4%	489,445	36.7%	141,619	52.9%
Loss on sales of fixed assets and operations	3,145	0.2%	—	0.0%	3,145	1.2%
Depreciation and amortization	477,243	29.8%	409,262	30.7%	67,981	25.4%
Total operating expenses	1,734,329	108.4%	1,314,545	98.7%	419,784	156.8%
Operating profit (loss) (1)	(134,273)	-8.4%	17,541	1.3%	(151,814)	-56.7%
EBITDA (2)	342,970	21.4%	426,803	32.0%	(83,833)	-31.3%

Three Months Ended September 30, 2003
Operating revenue	555,150	100.0%	470,398	100.0%	84,752	100.0%
Cost of materials and printing	39,309	7.1%	26,813	5.7%	12,496	14.7%
Salaries and personnel costs	160,862	29.0%	85,673	18.2%	75,189	88.7%
Other operating expenses	126,813	22.8%	89,236	19.0%	37,577	44.3%
Loss on sales of fixed assets and operations	52	0.0%	40	0.0%	12	0.0%
Depreciation and amortization	132,767	23.9%	119,994	25.5%	12,773	15.1%
Impairment of goodwill and other intangibles	202,484	36.5%	—	0.0%	202,484	238.9%
Total operating expenses	662,287	119.3%	321,756	68.4%	340,531	401.8%
Operating profit (loss) (1)	(107,137)	-19.3%	148,642	31.6%	(255,779)	-301.8%
EBITDA (2)	25,630	4.6%	268,636	57.1%	(243,006)	-286.7%

Nine Months Ended September 30, 2003
Operating revenue	1,618,931	100.0%	1,378,371	100.0%	240,560	100.0%
Cost of materials and printing	135,226	8.4%	95,232	6.9%	39,994	16.6%
Salaries and personnel costs	449,406	27.8%	282,213	20.5%	167,193	69.5%
Other operating expenses	401,309	24.8%	283,827	20.6%	117,482	48.8%
Loss on sales of fixed assets and operations	53	0.0%	40	0.0%	13	0.0%
Depreciation and amortization	402,420	24.9%	360,350	26.1%	42,070	17.5%
Impairment of goodwill and other intangibles	202,484	12.5%	—	0.0%	202,484	84.2%
Total operating expenses	1,590,898	98.3%	1,021,662	74.1%	569,236	236.6%
Operating profit (loss) (1)	28,084	1.7%	356,709	25.9%	(328,625)	-136.6%
EBITDA (2)	430,504	26.6%	717,059	52.0%	(286,555)	-119.1%

(1)   Operating profit (loss) includes gains on disposal of fixed assets and operations.

(2)   “EBITDA” is a non-GAAP measure for the financial performance of our respective business areas. Management defines EBITDA as operating profit before depreciation and amortization. Management believes that, besides operating profit (loss), EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the classified advertising directories industry. Accordingly, EBITDA is presented to enhance the understanding of our historical operating performance. Our senior note indenture also requires that we include EBITDA in our filings with the Securities and Exchange Commission to the extent such information is permitted by the rules of the SEC. EBITDA, however, should not be considered as an alternative to operating profit as an indicator of our operating performance. EBITDA is not a measure of financial performance under Norwegian GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. EBITDA is not meant to be predictive of potential future results.

The following is a reconciliation of EBITDA by operating segment to total operating profit:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(in NOK thousands)
EBITDA (2)
Directories-Norway	220,326	268,636	426,803	717,059
International Group	(5,630)	(243,006)	(83,833)	(286,555)
Total reportable segments	214,696	25,630	342,970	430,504
Depreciation and amortization	(159,674)	(132,767)	(477,243)	(402,420)
Total operating profit (loss)	55,022	(107,137)	(134,273)	28,084

Three months ended September 30, 2002 versus three months ended September 30, 2003

Operating revenue

General. Consolidated operating revenue decreased 7.1% from NOK 597.3 million in 2002 to NOK 555.2 million in 2003, due to a 3.3% decrease in Directories—Norway and a 23.4% decrease in International Operations.

Directories—Norway.  Operating revenue from Directories—Norway decreased from NOK 486.7 million in 2002 to NOK 470.4 million in 2003. Excluded from revenue in 2002, was NOK 5.7 million of revenue deferred prior to TPG’s acquisition of Findexa. See Findexa’s 2002 Form 20-F for details regarding revenue excluded and other purchase accounting adjustments in 2002. Excluding the adjustment discussed above, operating revenue in 2003 decreased 4.5%, or NOK 22.0 million, which is primarily attributable to sales of listings. Timing differences in the distribution of directories attributed to an additional NOK 4.2 million in operating revenue for 2003. Adjusting for the purchase accounting adjustments and timing differences, operating revenue decreased by NOK 26.2 million, which is primarily attributable to reduction in revenues from Telefonkatalogen and BizKit.

International Operations.  Operating revenue from International Operations decreased from NOK 110.6 million in 2002 to NOK 84.7 million in 2003. In Western Europe, operating revenues increased 4.3%, or NOK 1.4 million. The increase in revenue is primarily attributable to Internet revenue and the introduction of new products during the second half of 2002 and timing differences in the distribution plan. The increase is partly offset by the discontinuation of the French operations. Operating revenue in Central Europe decreased by 28.0% or NOK 11.0 million, mainly due to one time compensation received by PKT in the third quarter of 2002. Our operations in Eastern Europe experienced a decrease in operating revenue of 42.5%, or NOK 16.6 million, mainly attributable to timing differences in the distribution plan.

Cost of materials and printing

General.  Consolidated cost of materials and printing decreased 28.8% from NOK 55.2 million in 2002 to NOK 39.3 million in 2003 and, as a percentage of consolidated operating revenue, decreased from 9.2% in 2002 to 7.1% in 2003. Changes in cost of materials and printing in 2003 compared with 2002 principally reflected a decrease of 24.9% and 36.0% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Cost of materials and printing attributable to Directories-Norway decreased from NOK 35.7 million (or 7.3% of operating revenue) in 2002 to NOK 26.8 million (or 5.7% of operating revenue) in 2003. The reduction in costs in 2003 is primarily driven by new supplier contracts as well as a reduced number of directories and pages printed reflecting a more selective distribution of directories in certain areas and more cost-effective directory layouts.

International Operations.  Cost of materials and printing in International Operations decreased 35.9%, from NOK 19.5 million in 2002 to NOK 12.5 million in 2003. The decrease is primarily attributable to timing differences in the distribution plan and increased operating revenue from electronic products, which have a lower cost of sales as a percentage of revenue than print products.

Salaries and personnel costs

General.  Consolidated salaries and personnel costs decreased 10.4% from NOK 145.7 million in 2002 to NOK 160.9 million in 2003, reflecting a 9.5% decrease in Directories—Norway and a 47.5% increase in International Operations.

Directories—Norway. Salaries and personnel costs were NOK 85.7 million for the third quarter of 2003, a 9.5% decrease over the same period in 2002. The reduction in costs is primarily attributable to the implementation of a restructuring plan, announced in 2002, which resulted in a reduction in headcount.

International Operations. Salaries and personnel costs in International Operations increased from NOK 51.0 million in 2002 to NOK 75.2 million in 2003, mainly attributable to the discontinuation of the French operations and recognition of work in progress expenses of directories not distributed at the time of the liquidation.

Other operating expenses

General.  Other operating expenses decreased 29.0% from NOK 178.6 million in 2002 to NOK 126.9 million in 2003, due to decreases of 34.3% and 11.8% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Other operating expenses were NOK 89.3 million for the third quarter of 2003, a 34.3% decrease over the same period in 2002. Adjusting for NOK 15.7 million of purchase accounting adjustments made in 2002 other operating expenses decreased 25.7%, which is primarily attributable to reduced rental expense on the Group’s new headquarters, lower travel expenses and a reduction in the use of external consultants.

International Operations. Other operating expenses in International Operations decreased 11.7%, or NOK 5.0 million, from NOK 42.6 million in 2002 to NOK 37.6 million in 2003. The decease is mainly due to savings and less activity in overhead.

Depreciation and amortization

Depreciation and amortization decreased from NOK 159.7 million in 2002 to NOK 132.8 million in 2003, resulting primarily from the impairment of goodwill in 2002, which reduced its amortizable carrying value for 2003.

Impairment of goodwill and other intangibles

The Group has incurred a NOK 202.5 million impairment of goodwill and other intangibles relating to our French operations. See Note 13, “Additional Information About Liquidated Operations.”

Operating profit

General.  Operating loss was NOK 107.1 million in 2003 compared to an operating profit of NOK 55.0 million in 2002, reflecting reduced revenues and impairment of goodwill and other intangibles relating to our French operations and partially offset by decreases in cost of printing and materials and other operating expenses.

Directories—Norway.  Operating profit was NOK 148.6 million for the quarter as compared to a NOK 83.2 operating profit for the same period in 2002, primarily attributable to purchase price adjustments in 2002, reduced salaries and personnel costs resulting from the restructuring plan and lower cost of printing and materials.

International Operations. The operating loss of International Operations increased from NOK 28.2 million in 2002 from NOK 255.8 million in 2003, mainly due to recognition of work in progress expenses related to not distributed directories in the liquidated French operations and impairment of goodwill and intangibles allocated to the discontinued French operations in the third quarter of 2003.

Income from associated companies

Our associated company, DM Huset AS is a Norwegian supplier of databases of business and consumer addresses. Income from DM Huset AS in 2003 increased to NOK 1.5 million from NOK 1.4 million in 2002.

Financial income

Financial income increased from NOK 20.9 million in 2002 to NOK 24.4 million in 2003, principally reflecting a weaking of the euro during the third quarter of 2003.

Financial expenses

Financial expenses increased from NOK 143.6 million in 2002 to NOK 151.0 million in 2003, principally due to a weaker Norwegian krone and partially offset by surplus cash payments made on the Group’s Term loans A and B in June 2003, which reduced the aggregate loan principal balance by NOK 107.2.  In 2002, the Norwegian krone was stronger against the euro resulting in foreign currency gains.

Tax expenses

The Group’s tax benefit was NOK 65.3 million in 2003 versus a tax benefit of NOK 15.1 million in 2002. Our effective tax rate was 28.1% in 2003 as compared to 22.7% in 2002. The effective tax rate has been adjusted for our French subsidiaries.

Net income(loss)

Consolidated net loss decreased NOK 51.8 million from NOK 52.9 million in 2002 compared to NOK 104.7 million in 2003, as a result of the factors described above.

Nine months ended September 30, 2002 versus nine months ended September 30, 2003

Operating revenue

General.  Consolidated operating revenue increased 1.2% from NOK 1,599.8 million in 2002 to NOK 1,618.9 million in 2003, due to a 3.5% increase in Directories—Norway offset by a 10.1% decrease in International Operations.

Directories—Norway.  Operating revenue from Directories—Norway increased from NOK 1,332.1 million in 2002 to NOK 1,378.4 million in 2003, principally due to NOK 28.3 million in timing differences in the distribution of directories and the exclusion of NOK 36.0 million of revenue deferred prior to TPG’s acquisition of Findexa. Excluding the adjustments discussed above, operating revenue increased 1%, reflecting a continued weak media market.

International Operations.  Operating revenue from International Operations decreased from NOK 267.7 million in 2002 to NOK 240.6 million in 2003. In 2002, operating revenue included NOK 12.7 million in operating revenue from our Spanish operations, which have been discontinued. Operating revenue from continuing operations decreased 5.7%, or NOK 14.6 million, from 2002 to 2003, primarily attributable to timing differences and discontinuation of the French operations in the third quarter of 2003. In Western Europe, operating revenues from continuing operations increased 4.6% or NOK 11.8 million, primarily from growth in online revenue and introduction of new products during the second half of 2002 offset by the effect of discontinuation our French operations. Operating revenue in Central Europe decreased by 4.1%, or NOK 10.5 million, mainly due to one time compensation payment received by PKT from the Polish Telecom Company in 2002. Our operations in Eastern Europe experienced an decrease in operating revenue of 6.3%, or NOK 16.0 million, mainly attributable to timing differences in directory distribution, partially offset by volume growth in print and on-line products and portfolio changes.

Cost of materials and printing

General.  Consolidated cost of materials and printing decreased 20.3% from NOK 169.6 million in 2002 to NOK 135.2 million in 2003 and, as a percentage of consolidated operating revenue, decreased from 10.6% in 2002 to 8.4% in 2003. Changes in cost of materials and printing in 2003 compared with 2002 principally reflected a decrease of 14.4% and 31.4% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Cost of materials and printing attributable to Directories-Norway decreased from NOK 111.3 million (or 8.4% of operating revenue) in 2002 to NOK 95.2 million (or 6.9% of operating revenue) in 2003. The reduction in costs from 2002 is primarily driven by new supplier contracts as well as a reduced number of directories and pages printed reflecting a more selective distribution of directories in certain areas and more cost-effective directory layouts. However, distribution timing differences increased costs by NOK 1.1 million. After adjusting for distribution timing differences, cost of materials and printing decreased 15.4%, or NOK 17.2 million, of which NOK 5.2 million was attributed to the cost of paper. A reduction in printing costs attributed to the remaining decrease in cost of materials and printing.

International Operations.  Cost of materials and printing in International Operations decreased from NOK 58.3 million in 2002 to NOK 40.0 million in 2003. Included in the costs for 2002 was NOK 3.2 million from our Spanish operations, which have been discontinued. Cost of materials and printing, excluded discontinued operations, deceased 27.4%, from 2002 to 2003. The decrease is primarily attributable to timing differences in the distribution of directories, portfolio changes as a result of the discontinuation of our French operations, a more selective distribution of directories and increased operating revenue from electronic products, which have a lower cost of sales as a percentage of revenue than print products.

Salaries and personnel costs

General.  Consolidated salaries and personnel costs decreased 0.9% from NOK 453.2 million in 2002 to NOK 449.4 million in 2003, reflecting a 7.3% decrease in Directories—Norway and a 12.4% increase in International Operations.

Directories—Norway.  Salaries and personnel costs decreased 7.3% to NOK 282.2 million for the first nine months of 2003. The reduction in costs is primarily attributable to the implementation of a restructuring plan, announced in 2002, which reduced headcount.

International Operations.  Salaries and personnel costs in International Operations increased from NOK 148.7 million in 2002 to NOK 167.2 million in 2003. Costs in 2003 were at the same level as in 2002, when excluding our discontinued Spanish operations and the additional recognition of work in progress expenses of not distributed directories at the time of the liquidation of our French operations.

Other operating expenses

General.  Other operating expenses decreased 36.4% from NOK 631.1 million in 2002 to NOK 401.3 million in 2003, due to decreases of 42.0% and 17.0% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Other operating expenses were NOK 283.9 million for the first nine months of 2003, a 42.0% decrease over the same period in 2002. In 2002, NOK 167.2 million related to an increase in the carrying amount to fair value of directories in progress as part of the purchase price allocation for TPG’s acquisition of Findexa. After adjusting for the effects of the purchase accounting adjustments, there has been a decrease in other operating expenses of NOK 38.4 million (or 11.9%) for 2003 compared 2002. The decrease in other operating expenses in 2003 is mainly due to a reduction of rent expense on our new headquarters, lower consultancy expense and reduced travel and travel allowances expenses, and partially offset by timing differences in the distribution plan.

International Operations. Other operating expenses in International Operations decreased 17.0% from NOK 141.6 million in 2002 to NOK 117.5 million in 2003. When adjusting for the effect of purchase accounting adjustments and discontinued operations operating expenses in the first nine months of 2003 remained at the same level as is 2002.

Depreciation and amortization

Depreciation and amortization decreased from NOK 477.2 million in 2002 to NOK 402.4 million in 2003, a 15.1% decrease, which is primarily attributable to the NOK 295.0 million impairment of goodwill during 2002, which reduced the carrying value of goodwill for 2003.

Impairment of goodwill and other intangibles

The Group has incurred a NOK 202.5 million impairment of goodwill and other intangibles relating to our French operations. See Note 13, “Additional Information About Liquidated Operations.”

Operating profit

General.  Operating profit for the first nine months of 2003 was 28.1 million compared to an operating loss of NOK 134.3 million in 2002, reflecting the liquidation of several of our French subisidiaires.

Directories—Norway.  Operating profit was NOK 356.7 million in 2003 as compared to a NOK 17.5 million operating profit in 2002, primarily attributable to purchase accounting adjustments in 2002 impacting operating revenue and expenses, a 1% increase in operating revenue, lower rental expense the Group’s new headquarter and a reduction in costs of printing and materials.

International Operations. The operating loss of International Operations increased to NOK 328.6 million in 2003 from NOK 151.8 million in 2002, mainly due to impairment of goodwill and intangibles and recognition of work in progress expenses related to directories not distributed at the time of liquidation of our French operations.

Income from associated companies

Our associated company, DM Huset AS is a Norwegian supplier of databases of business and consumer addresses. Income from DM Huset AS increased from NOK 3.5 million in 2002 to NOK 4.8 million in 2003.

Financial income

Financial income decreased from NOK 135.8 million in 2002 to NOK 75.5 million in 2003, principally reflecting a weaker euro in 2002 in connection with our Euro-denominated loans.

Financial expenses

Financial expenses increased from NOK 454.3 million in 2002 to NOK 617.4 million in 2003, principally due to a weaker Norwegian krone, resulting in foreign currency losses on our Euro-denominated loans in 2003. In 2002, the Norwegian krone was stronger against the euro resulting in foreign currency gains.

Tax expenses

The Group’s tax benefit was NOK 102.2 million in 2003, a increase 3.6% from 2002. Our effective tax rate was 22.7% in 2002 as compared to 20.8% in 2003. The effective tax rate has been adjusted for our French subsidiaries.

Net income (loss)

Consolidated net loss decreased by 6.2 million to NOK 340.7 million in 2003, as a result of the factors described above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Findexa II AS
(Registrant)

Date: NOVEMBER 14, 2003	By:	/s/ Erik Dahl
Name: Erik Dahl
Title: Chief Financial Officer